October 23, 2008

Lily Dang

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street North East

Washington, DC 20549-7010

RE: Response to SEC Letter dated September 25, 2008; File #0-52508

The following addresses the Staff’s comments as listed in the SEC Staff’s comment letter dated September 25, 2008 with regards to Strathmore’s Annual Report on Form 40-F filed on July 3, 2008.

Form 40-F for the Fiscal Year Ended December 31, 2007

General

1.

Please number all of the pages of your Form 40-F annual report.  Additionally, please note that your Form 40-F annual report is due three months after your fiscal year end, based on Form 40-F Instruction D.(3).

Page numbers will be included in the Company’s 40-F filings.

We have noted the due date for the filing as given in General Instruction D.(3).

Exhibit 99.2 Financial Statements

Consolidated Statements of Operations and Deficit

2.

We note you refer to Note 6 and report a gain on property option agreements of $9.7M for 2007 in your consolidated statements of Operations and Deficit.  However, we note discussion of only a $217,825 gain related to Dalton Pass Property in your Note 6.  Please expand your note to discuss how the property option agreements gave rise to your remaining $9.5 million gain and how you calculated the gain.

Additional disclosure added to assist financial statement users understanding of the gain calculation. (see proposed changes highlighted in yellow on note 6)

Note 6 – Mineral Property Interests

3.

Please ensure that all of the amounts per your mineral property interest roll forward table are correct, foot and crossfoot.  For example, we note that your total cost ending balances as of December 31, 2007 and 2006 per the table of $6,923,140 and $9,648,460 are off by $10 million each and do not tie to the corresponding mineral property interest balances per your balance sheet.

The ending balances in the tables as of December 31, 2007 and 2006 are $16,923,140 and $19,648,460; However, the numbers have been squeezed and the 1’s have been printed on top of the “$”’s. This was due to the formatting of the numbers within the HTML document as posted on EDGAR. In our future filings, we will make every effort to make sure the numbers are clearly readable in the EDGAR HTML format.

Nose Rock/Crown Point Property

4.

We note you disclose that on September 14, 2007 you granted Uranium International Corp. an option to acquire up to a 65% interest in your Nose Rock property by paying you $250,000 and issuing 5 million common shares.  You further disclose that you only attributed a nominal value to these shares.  However, it appears that these shares should be subject to the reporting requirements of paragraph 12 of SFAS 115 for U.S. GAAP purposes, which requires reporting at fair value.  Per our review of Uranium International Corp.’s Form 10-KSB filed June 12, 2008, we note that based on its stock’s quoted market price, it valued the shares (7.5 million shares after adjustment for a 1.5 to 1 stock split) at $14 million.  Please explain why you only attributed a nominal value to these shares.

The Company would consider the common shares of Uranium International Corp. (“UIC”) to be impaired on acquisition. UIC had substantially no assets other then the option agreements offered by the Company. In order to acquire the 65% interest on the Nose Rock/Crown Point and Dalton Pass mineral property interests, UIC was require to pay an additional US$1,000,000 in cash or shares and incur staged exploration expenditures of $61,250,000. As reported in the Form 10-QSB for the quarterly period ended November 30, 2007, UIC had a working capital balance of US$86,129 so would be required to raise in excess of $61 million in financing to complete the acquisition. The likelihood of UIC completing the acquisition was considered remote and this assessment appears to be supported by UIC’s May 31, 2008 quarterly report in which the acquisition costs of the property were written down to NIL.

Also, on December 31, 2007 the Company still did not have physical possession of the of Uranium International Corp. securities. The terms of the agreement requires both parties to form a Limited Liability Company with terms that are acceptable to both parties. Negotiations continue to finalize the formation of a Limited Liability Company.  The securities may be recorded when the terms of the agreement are fulfilled and the securities are received.

Marquez Property

5.

We note you disclose that you are required to make annual payments of $250,000 during the initial ten year term of your September 5, 2007 mineral lease agreement on the Marquez property.  Please explain why these required payments are not in your disclosure of contractual obligations.

Agreed.  Upon refilling, the annual payments of $250,000 will be added to the contractual obligation section of Form 40-F.

Note 16 – Differences Between Canadian and United States Generally Accepted Accounting Principles

6.

We note you disclose in Note 7 that under your plan of arrangement, in July 2007, you transferred all of your Canadian and Peruvian mineral property interests with a cost base of $18.1 million to Fission Energy Corp.  As this transfer appears to meet the definition of discontinued operations as defined in paragraph 42 of SFAS 144, there are financial statement presentation and disclosure requirements in paragraph 43 of SFAS 144 that you should address in Note 16, to comply with Form 40-F General Instruction C.(2) and Form 20-F Item 17(c)(2).

The Company remains in the process of exploring its mineral property interests but, under the plan of arrangement, transferred all the Canadian and Peruvian mineral property interests to Fission Energy Corp. Because these mineral properties are part of a larger cash-flow generating asset group and, in the aggregate, do not represent a group that on its own is a component of the entity, the conditions in SFAS 144 paragraph 42 for reporting in discontinued operations the losses associated with the properties that are discontinued would not be met.

7.

Please explain why your balance sheet U.S. GAAP adjustments for mineral property interests, which represent reversals of exploration costs capitalized under Canadian GAAP, for 2007 and 2006 of $12,956,109 and $13,919,651 do not equal your exploration cost capitalized balances as of December 31, 2007 and 2006 of $12,382,117 and $11,946,0143 per your mineral property interest rollforward table in Note 6.  Additionally, explain why your income statement US. GAAP adjustment for mineral property interests for 2007 of $11,533,474 does not equal your 2007 net incremental exploration costs incurred of $13,866,949 ($16,401,862 costs incurred minus $2,534,913 cost recoveries) per your mineral property interest rollforward table in Note 6.

In accordance with EITF 04-02 the Company capitalizes certain costs related to the acquisition of mineral rights and therefore capitalized costs under US GAAP will not equal mineral property expenses under US GAAP.  Note 16 under Mineral property interests disclose costs capitalized in table format under US GAAP. The effect of the spin-out described in note 7 and the gain on sale of mineral properties accounts for the differences noted.

Generally the reversals of exploration costs capitalized under Canadian GAAP would equal the balance reported under U.S. GAAP.   However, EITF 04-02 allows only certain acquisition costs to be capitalized under U.S. GAAP.  To comply with EITF 04-02 certain acquisition costs have been expenses in 2007 and 2006. This results in different cost basis in some mineral properties between Canadian and U.S. GAAP.  Further adjustments were necessary in 2007 to correctly report gains on property option agreements under U.S. GAAP. For these reasons, the same transaction reported under U.S. GAAP results in a higher net income because of the decreased property basis.  The following table illustrates the differences:

	2007		2006
Mineral property interests, ending balance US GAAP	$ 3,967,031		$ 5,728,809

Add back: US GAAP non-allowable acquisition costs	1,020,544		1,973,637
Add back: deferred exploration expenditures	12,382,117		11,946,014
Subtotal	17,369,692		19,648,460
Less Canadian GAAP Total	(16,923,140)		(19,648,460)
Balance	$ 446,552	A	$ -

A. Recoveries applied under Canadian GAAP amounted to $1,919,952 for acquisition costs disclosed as per note 6 to the financial statements. In contrast, the amount that could be applied under U.S. GAAP was $1,473,400 of expenditures that could be recovered.  The result is an increase of 446,552 in net income reported under U.S. GAAP.

8.

Per your Canadian to U.S. GAAP cash flow reconciliation, we note that your Canadian GAAP beginning operating cash flow balances for 2006 and 2005 of $19,929,948 and $10,708,351, and beginning investing cash flow balances for 2006 and 2005 of $547,424 and $303,319 do not equal your corresponding cash flow balances per your consolidated statements of cash flows, and that the differences appear to be attributable to your reclassification of the short term investment balances from operating to investing activities.

Please correct the 2006 and 2005 Canadian GAAP operating and investing cash flow balances in your reconciliation, add a note to explain the reason for your reclassification under Canadian GAAP relative to the amounts reported in prior year’s filings, and explain how your short term investments are classified under U.S. GAAP, with details sufficient to understand how your classification is consistent with the guidance in SFAS 102 paragraph 8.

The accompanying draft financials have been amended to agree opening cash flows in 2005 and 2006.  See Note 16.

The Company classifies the cash flows from the short term investments as investing activities as the result of a regulatory review. The reviewer insisted that these cash flows are investing activities because the funds are invested to eventually be used for mineral property related expenditures and the Company is not a bank, broker or dealer in securities.

As discussed on the telephone, we will not amend Form 40-F until we have given you a chance to respond to our responses listed above and highlighted in yellow on the accompanying financial statements.

Closing Comments

The Company acknowledges: that it is responsible for the adequacy and accuracy of the disclosure in our SEC filings; that neither staff comments nor our changes in disclosure in our filings to the staff comments foreclose the Commission from taking any action with respect to our filings; and that the Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please communicate with the undersigned if there are any questions or difficulties.

Thank you.

Sincerely,

Patrick Groening

Chief Financial Officer

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